SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                               The Rank Group Plc

             Interim Results for the six months ended 30 June 2005


- Revenue up 15% to GBP870.5m (2004: GBP757.7m), due largely to a 43% increase in revenue at Blue Square

- Group operating profit of GBP90.6m (2004 - GBP90.0m before exceptional items)

- Adjusted profit before tax* of GBP71.0m (2004 - GBP72.4m)

- Adjusted earnings per share* of 8.2p (2004 - 9.0p); basic earnings per share of 0.7p (2004 - 3.2p)

- Gaming operating profit down 5% to GBP52.0m (2004 - GBP54.8m), due mainly to cost increases at Mecca and weaker sportsbook margins at Blue Square

- Hard Rock operating profit up 40% to GBP16.4m (2004 - GBP11.7m), with improved like for like sales in restaurants and increased royalties from hotels/casinos

- Deluxe Film operating profit up 5% to GBP29.0m (2004 - GBP27.6m), reflecting significant growth in Creative Services

- Profit after tax for the period from continuing operations was GBP40.7m (2004 - GBP53.2m)

- Net debt increased to GBP736.9m (2004 year end - GBP637.7m), reflecting contract advances by Deluxe Film and the impact of foreign currency translation on US borrowings

- Interim dividend increased by 4% to 5.0p (2004 - 4.8p)

* Adjusted profits and earnings per share - Profits and earnings before discontinued operations, exceptional items, foreign exchange on inter-company balances and amortisation of equity component of convertible bond.
  (See note 6.)

Commenting on the results, Mike Smith, Chief Executive, said:

"We achieved a significant increase in revenues during the first half reflecting 2004 acquisitions and developments and considerable growth in Blue Square. Profits, however, were flat as weak sportsbook margins at Blue Square and cost increases at Mecca offset solid results elsewhere.

Development across all businesses continues apace, particularly in Deluxe Creative Services, Hard Rock hotels, and Grosvenor Casinos in the UK. We have invested strongly in our Gaming business over the last five years in preparation for UK gambling deregulation and we are well placed to benefit from the early freedoms that will come into effect from October this year and those changes that will come later.

We have continued to make progress on the separation of Deluxe from the rest of the Group. The sale of Deluxe Media is advancing. The separation of Deluxe Film is now more likely to be achieved by way of a sale. The sale process is progressing but, as we have said previously, it is a complex transaction and will only be completed on terms that the Board considers to be in the best interest of shareholders."


Enquiries:

The Rank Group                                    Tel: 020 7706 1111
Mike Smith, Chief Executive
Peter Gill, Finance Director
Mike Davies, Director of Investor Relations

Press Enquiries:

The Maitland Consultancy                          Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch


RG/15/04


Analyst Meeting, webcast and conference call details:

Friday 2 September 2005

There will be an analyst meeting at Merrill Lynch, 2 King Edward Street, London, EC1A 1HQ, starting at 9.30am. There will be a simultaneous webcast and conference call of the meeting. To register for the live webcast, please pre-register for access by visiting the Group website, (www.rank.com). Details for the conference call are given below. A copy of the webcast and slide presentation given at the meeting will be available on the Group's web-site later today.

An interview with Mike Smith, Chief Executive, in video/audio and text will also be available from 7.00am GMT on 2 September 2005 on: http:// www.rank.com and on http://www.cantos.com.

Conference call details:

Friday 2 September 2005

9.20am Please call 0800 279 9640 (UK) or +44 (0) 20 7365 1843 (International).

9.30 am Meeting starts

Forward-looking statements. This announcement includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements that are based on current expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance, achievements or financial position of the Company to be materially different from future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's operating performance, present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. Subject to the Listing Rules of the UK Listing Authority, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Past performance cannot be relied upon as a guide to future performance.


CHIEF EXECUTIVE'S REVIEW

Results

Rank's first half performance was mixed. Revenue from continuing operations rose 15% to GBP870.5m, while adjusted operating profit remained broadly flat at GBP90.6m reflecting good performances from Deluxe Film (driven by gains in its digital services businesses - Creative Services), Hard Rock, and solid results in casinos, offset by a slightly weaker performance in bingo.

Deluxe Film revenues increased 9% to GBP201.7m, due largely to a significant increase in revenue from Creative Services. Operating profit increased by 5% to GBP29.0m, as lower film processing margins in North America were offset by higher profits in Creative Services, which benefited from the impact of acquisitions made during the second half of last year.

Hard Rock increased revenue by 7% to GBP121.3m and operating profit increased by 40% to GBP16.4m. This performance was driven by increased food and beverage sales in company owned cafes and a higher contribution from hotels and gaming licence fees.

Overall, Gaming revenues grew 20% to GBP533.5m, driven by increases in revenues at Blue Square and casinos. However, weak sportsbook margins at Blue Square and lower profits at Mecca contributed to a 5% fall in operating profit to GBP52.0m.

Revenue in UK casinos was up 7% compared with last year driven by a 15% rise in admissions, although handle per head fell by 7%. Provincial casinos achieved significantly higher revenues, partially assisted by the impact of the new Bolton and Stoke casinos that opened in the second half of last year. Operating profit for Grosvenor Casinos increased by 6%, due mainly to strong performances by the London based casinos.

Revenue at Mecca UK at GBP133.9m was level with the same period last year, as lower admissions were offset by increased spend per head. However, operating profit was 6% lower as a consequence of higher costs due to increases in the minimum wage and higher energy costs. The Spanish bingo operation, Top Rank Espana, continued to perform well, benefiting from the opening of a new club in the second half of last year to increase revenues by 18% and operating profit by 38%.

Blue Square achieved a 43% increase in revenue (where revenue is recorded on a gross basis as settled stakes), as betting volumes were significantly higher than in the same period last year and revenue from non-sportsbook activities exceeded the sportsbook for the first time. However, in line with a number of our competitors, sportsbook margins continued to be weak throughout the first half contributing to an operating loss of GBP1.0m, despite an improvement in the profitability of games.

An increased operating loss before exceptional items at Deluxe Media was principally due to lower volumes in Distribution Services, as a result of the previously announced loss of a major studio customer, together with increased raw material costs in DVD manufacturing.

Strategic progress and development

We have continued to invest in the long-term growth of our businesses and there were a number of developments across the Group during the first half of the year.

Gaming

The pace of development in our Gaming division has accelerated during the first half of the year. Licences for further casinos in Swansea, Dundee, Oldbury, Acocks Green and Reading have been approved and the new casinos are expected to open over the next two and half years. Applications for a further five casinos are in place. The relocation of the Empire Street, Manchester casino to Bury New Road, a larger and better located site, is expected to be completed in the early part of 2006 and the relocation of the Ramsgate Thanet casino is also expected to be completed in early 2007.

In Bingo, we are on track to open two new Mecca clubs in 2006, at Crewe and Paisley, while in Edinburgh we will be relocating the existing club from Edinburgh Palais to Fountain Park. During the first half we continued to review our portfolio and closed clubs in Smethwick, East Ham and Blackwood. In Blackpool we combined the Church Street club into the Talbot Road club.

Gambling Act Update

The early freedoms of UK gambling deregulation - the abolition of the 24-hour rule for casinos and bingo clubs, the introduction of more slot machines in casinos, and the doubling of slot machine stakes and prizes - are now expected to come into effect in October this year. By the end of October, we expect to have 678 jackpot and hybrid machines and 790 auto-roulettes in our UK casinos. Combined, this will represent a 52% increase over the number available at the beginning of the year.

Further reforms of UK gambling, including the relaxation of advertising restrictions for casinos, are now expected to come into effect during 2007. We have had an ongoing programme of re-investment in our Gaming estate and over the last five years we have invested over GBP150m, preparing us well for UK gambling deregulation. In addition to the new casino licences that have already been approved and applications that are in place under the existing regulations, we intend to apply for all 17 licences that are proposed under the new Gambling Act.

Hard Rock

We have relocated the New York cafe to the heart of Times Square; the cafe opened on 12 August 2005. Reassessment of the company owned estate has led to the closure of the Choctaw Beach Club and underperforming cafes in St. Thomas and Newport Beach. In early July, the London cafe was temporarily closed due to a fire; the cafe is being refurbished and is scheduled to reopen in late September. We anticipate that the profit impact of the closure will be largely covered by insurance.

In May a new franchised cafe was opened in Caracas, Venezuela and an underperforming franchised cafe in Reykjavik, Iceland was closed. During the second half of the year, franchised cafe openings are planned for Gran Canaria, Belo Horizonte and Mumbai.

In hotels, the conversion of the Hard Rock Hotel in Madrid is well underway and is expected to reopen in 2006 as part of the joint venture agreement with Sol Melia. The Hard Rock Hotel in San Diego, which is expected to open in 2007, has now been expanded to be a 400 room condo hotel. We have now completed plans for the conversion of the Paramount Hotel in New York into a flagship Hard Rock Hotel.

Hard Rock has entered into an agreement with Intrawest Corporation to develop lifestyle Hard Rock Hotels at select Intrawest resorts. Hard Rock and Intrawest are finalising specific locations and will shortly announce the first lifestyle condominium-hotel.

The Seminole hotel/casinos are performing well. The hotel/casino and cafe in Biloxi, Mississippi were originally scheduled to open on 1 September 2005. However, they were severely damaged by Hurricane Katrina and the opening has been postponed. The New Orleans cafe also suffered substantial damage, and it is targeted to reopen by the end of the year.

Deluxe Film

During the first half we acquired Fotofilm Madrid, a leading Spanish film laboratory, and extended the capacity of our Barcelona film laboratory. We also completed the acquisition of Film Treat, a film rejuvenation business based in Los Angeles and New York, at the start of the year. Within Creative Services, the integration of the acquisitions made in 2004 is complete and new facilities have been made available in Burbank, California. Creative Services represented 24% of Deluxe Film's operating profit during the first half. We also invested heavily in contract advances in the first half of the year and Deluxe Film now has one of the strongest contract advance positions in its history.

Cash flow and financing

Operating cash flow decreased to GBP5.3m (2004 - GBP54.8m) due to the payment of Deluxe Film contract advances in the first half of the year offset by lower capital expenditure. Overall, net debt has increased since the year end to GBP736.9m from GBP637.7m. This reflects the payment of advances, consideration on acquisitions, and the impact of a stronger dollar on our US borrowings.

Current trading and outlook

Current trading in the period since 30 June 2005 shows a similar pattern to that exhibited in the first half. The immediate outlook is for little change, with further improvement in Deluxe Film and Hard Rock offset by subdued performance in the current UK Gaming market. The impact of UK gambling deregulation from October 2005 will be positive but is unlikely to be material in the current year. Overall, we expect adjusted profit before tax for the year from our continuing operations to be broadly flat on 2004.

Dividend

We are pleased to announce an increase in the interim dividend to 5.0p (2004 - 4.8p).

Group structure

In September last year we announced that Rank was reviewing the possibility of separating Deluxe from the rest of the Group and this process remains a priority. The planned sale of Deluxe Media is advancing. The separation of Deluxe Film is now more likely to be achieved by way of sale. The transaction is complex and, whilst we remain hopeful that this separation will be achieved, it will only be completed on terms that the Board considers to be in the best interest of shareholders.

SUMMARY OF RESULTS (from continuing operations)

                                           Revenue             Profit before
                                                             exceptional items

                                      2005          2004       2005       2004
                                      GBPm          GBPm       GBPm       GBPm

Gaming                               533.5         443.9       52.0       54.8

Hard Rock                            121.3         112.9       16.4       11.7

Deluxe Film                          201.7         185.4       29.0       27.6

US Holidays                           14.0          15.5        1.1        1.4

Central costs and other                  -             -       (7.9)      (5.5)
                                    --------      --------   --------   --------
                                     870.5         757.7       90.6       90.0

Net (loss) income from associates and joint
ventures - post tax                                            (0.1)       0.2

Managed businesses' interest                                  (19.5)     (17.8)
                                                             --------   --------
Adjusted profit before tax                                     71.0       72.4
Foreign exchange on inter-company balances                     (9.3)      (1.4)
Amortisation of equity component of
convertible bond                                               (1.5)         -
                                                             --------   --------
Profit before tax and exceptional                              60.2       71.0
items
Exceptional items                                                 -       (4.1)
                                                             --------   --------
Profit before tax                                              60.2       66.9
                                                             ========   ========

Adjusted earnings per share                                     8.2p       9.0p
Basic earnings per share - continuing operations
before exceptional items                                        6.4p       9.6p
Dividend per share                                              5.0p       4.8p


Group revenue from continuing operations, as reported, was up 15%, driven by an increase in revenue at Blue Square.

Group operating profit before exceptional items was 1% above 2004. Deluxe Film reported increased profits as a consequence of growth in its Creative Services business. Hard Rock achieved significantly higher profits due to a large increase in the contribution from hotels/gaming and an improved performance in company owned cafes. Gaming profits were lower despite higher revenues because of increased costs at Mecca UK and weaker sportsbook margins in Blue Square. Central costs have increased to GBP7.9m (2004: GBP5.5m) due to increased compliance costs.

The interest charge was GBP1.7m higher than in 2004 due both to higher levels of debt and increased US dollar interest rates.

The effective tax rate on adjusted profit is 26.6% (2004 - 26.3%). The rate has benefited from the availability of overseas tax losses.

Adjusted Group profit before tax was GBP71.0m, 2% below last year. Adjusted earnings per share, before exceptional items, was 8.2p (2004 - 9.0p) reflecting the change in tax rate and an increase in the average number of shares in issue.

In line with IFRS accounting, foreign exchange movements on certain inter-company loans are recognised in the income statement as financial gains or losses. In this interim period a charge of GBP9.3m has been made (2004 - a GBP1.4m charge). The amortisation of the convertible bond's equity component has resulted in a GBP1.5m charge being recognised in the income statement in line with IAS 32 & 39, which have been applied from 1st January 2005.

The interim dividend per share has been increased by 4% to 5.0p (2004 - 4.8p).

The following table sets out the divisional results and profit before tax after exceptional items.


                                                     Profit before tax
                                                            2005          2004
                                                            GBPm          GBPm

Gaming                                                      52.0          54.8

Hard Rock                                                   16.4          11.7

Deluxe Film                                                 29.0          27.6

US Holidays                                                  1.1           1.4

Central costs and other                                     (7.9)         (9.6)
                                                      ------------  ------------

Continuing operations                                       90.6          85.9

Net (loss) income from associates and joint ventures        (0.1)          0.2

Financing charge                                           (30.3)        (19.2)
                                                      ------------  ------------
Profit before tax                                           60.2          66.9
                                                      ============  ============


GAMING

                                      Revenue          Operating profit (loss)
                               2005           2004         2005         2004
                               GBPm           GBPm         GBPm         GBPm
Mecca Bingo
UK                            133.9          133.9         34.4         36.5
Spain                          15.4           13.0          4.7          3.4
                           ----------     ----------   ----------   ----------
                              149.3          146.9         39.1         39.9
Grosvenor Casinos
UK                             94.3           88.4         13.4         12.7
Belgium                         6.0            6.0          0.5          1.0
                           ----------     ----------   ----------   ----------
                              100.3           94.4         13.9         13.7

Blue Square                   283.9          198.2         (1.0)         1.3
                           ----------     ----------   ----------   ----------
                              533.5          439.5         52.0         54.9

Rank Leisure Machine              -            4.4            -         (0.1)
Services
                           ----------     ----------   ----------   ----------
                              533.5          443.9         52.0         54.8
                           ==========     ==========   ==========   ==========

Mecca Bingo

                                        2005               2004        Change
                                                                            %
UK Bingo statistics
Admissions ('000s)                    10,122             10,710          (5)%
Spend per head (GBP)                     13.23              12.50           6 %


Revenue at Mecca UK was flat at GBP133.9m. Admissions were down 5.5%, due to a lower frequency of visits by active members, although this was compensated for by higher spend per head which rose 5.8% compared with the first half last year. Operating profit at Mecca UK fell 5.8% to GBP34.4m due mainly to an increase in energy costs and the impact of the introduction of the higher minimum wage. This weaker performance was partly offset by a 38.2% increase in operating profit at Top Rank Espana, due to the acquisition of a club in Sabadell in the second half of 2004 and a change in a local gaming tax.

The split of revenue by activity is shown below.

Analysis of UK bingo revenue            2005             2004             Change
                                        GBPm             GBPm                %

Main stage bingo                        27.4             27.0                1%
Interval games                          63.2             64.2               -2%
Gaming machines                         30.9             30.1                3%
Food, beverage & other                  12.4             12.6               -2%
                                 -------------      -----------      -----------
                                       133.9            133.9                0%
                                 =============      ===========      ===========

Grosvenor Casinos

                            Revenue                        Operating profit
                       2005            2004               2005            2004
                       GBPm            GBPm               GBPm            GBPm
UK
London - upper         10.8            11.6                2.1             1.7
London - other         27.6            25.9                4.4             4.2
Provincial             49.4            45.8               10.8            11.0
Hard Rock               6.5             5.1                0.1            (0.5)
Overheads                 -               -               (4.0)           (3.7)
                  -----------     -----------        -----------     -----------
                       94.3            88.4               13.4            12.7
                  ===========     ===========        ===========     ===========

Grosvenor Casinos in the UK enjoyed a solid first half. Overall revenues were up 6.7% at GBP94.3m and operating profit at GBP13.4m was 5.5% ahead of last year, driven by bad debt recoveries at London upper casinos and stronger performance at our other London casinos. These factors were partly offset by lower overall win margins in Provincial casinos.


                              Admissions       Handle per head       Win %
                                ('000s)              (GBP)
                           2005        2004     2005     2004    2005    2004
UK
London - upper               26          25    2,320    2,366    17.7    19.1
London - other              301         305      480      466    17.7    17.1
Provincial                1,587       1,319      159      178    16.3    16.7
Hard Rock                   192         182      157      141    18.0    16.5

Overall, at the Group's London casinos, handle was up 1.6% and win margin was level at 17.7%, resulting in revenue being 2.4% higher at GBP38.4m. At the Group's two London upper casinos, the Clermont and the Park Tower, handle was up 0.5% and admissions were 4.0% higher, although win margin fell from 19.1% to 17.7%, driven primarily by a lower win margin at the Clermont. Bad debt recoveries of GBP0.8m contributed to a 23.5% improvement in operating profit.

At our other London casinos, a 3.0% increase in handle per head resulted in a 6.6% increase in revenue. The increase in revenue, combined with a higher win margin of 17.7% contributed to a 4.8% increase in operating profit to GBP4.4m.

Provincial casinos achieved a 7.9% increase in revenue, driven by a 20.3% rise in attendance and the opening of Bolton and Stoke in 2004, although a 10.7% reduction in handle per head and a lower win margin of 16.3% resulted in operating profit falling by 1.8% to GBP10.8m.

The two Hard Rock casinos achieved a 27.5% increase in revenue. The London casino enjoyed a particularly strong first half more than offsetting a weaker performance at the Manchester casino. Overall, a prior year operating loss of GBP0.5m was turned into a first half operating profit of GBP0.1m, reflected the steady profits now being made in London.

Blue Square


                                 Revenue                        Gross win
                         2005               2004           2005           2004
                         GBPm               GBPm           GBPm           GBPm
Online                  250.9              168.2           10.8           10.8
Telephone                33.0               30.0            2.1            2.4
                    -----------        -----------    -----------    -----------
                        283.9              198.2           12.9           13.2
                    ===========        ===========    ===========    ===========

Blue Square achieved a 43% increase in revenue compared with the same period last year, with revenue from games exceeding the sportsbook for the first time. The casinos/games business experienced strong first half revenue growth on a like-for-like basis. In sportsbook, which now has over 156,000 active customers, a significant increase in revenue was driven principally by higher bet volumes. However, in line with competitors, sportsbook margins remained weak throughout the period. Overall, the business made an operating loss of GBP1.0m (2004 - profit GBP1.3m).

In Blue Square, we continue to invest in marketing and games development. Several new games were introduced during the first half and both poker and bingo products are now fully operational.

HARD ROCK
                                           Revenue            Operating profit
                                     2005           2004       2005       2004
                                     GBPm           GBPm       GBPm       GBPm

Company operated
Cafes                               110.2          105.9       12.7       11.2

Third party operated
Cafes                                 2.6            2.2        2.1        2.0
Hotels/casinos                        6.2            2.4        5.8        2.4

Territory sales/other                 2.3            2.4        0.6       (0.3)

Equity distributions                    -              -        2.5        2.0

Overheads                               -              -       (7.3)      (5.6)
                                  ---------      ---------  ---------  ---------
                                    121.3          112.9       16.4       11.7
                                  =========      =========  =========  =========

Hard Rock had a good first half, increasing revenue by 7.4% to GBP121.3m and operating profit by 40.2% to GBP16.4m. At constant exchange rates, revenue grew by 8.8% and operating profit grew by 42.4%. Improved performance in food and beverage sales in company owned cafes and a higher contribution from gaming drove the overall positive performance. Overheads increased to GBP7.3m from GBP5.6m, reflecting Hard Rock's investment in brand development, advertising, and improving franchise operational standards.

Hard Rock like for like cafe sales %

                                 Food and         Merchandise     Total
                                 Beverage
To 30 June 2005
   North America                    1.1%             -6.3%        -1.4%
   Europe                           4.9%              6.3%         5.4%
   Total                            2.2%             -3.0%         0.4%

Revenue in company owned cafes increased by 4.1%, with sales particularly strong in locations with heavy tourist footfall, including Barcelona, New York, Rome, and San Francisco. Like for like sales in company owned cafes were up 0.4% overall, with restaurant sales up 2.2%. Merchandise sales were down 3.0%, despite a strong uplift in Europe. Overall, sales performance in Europe outpaced North America and cafe profits were enhanced by ongoing successful initiatives to reduce labour and product costs.

Revenue from hotels/casinos rose to GBP6.2m from GBP2.4m last year and operating profit to GBP5.8m from GBP2.4m, as the Hard Rock Florida casinos, which opened last year, made a positive impact.

Territory sales and other were down slightly, although this was more than offset by higher hotel retail profits.

Equity distributions from our 25% share in three hotels in Orlando were GBP0.5m higher, reflecting the strong operating performance of those properties.

DELUXE FILM


                                          Revenue             Operating profit
                                      2005        2004        2005        2004
                                      GBPm        GBPm        GBPm        GBPm

Film Laboratories and physical       165.2       166.0        21.9        23.8
distribution
Creative Services                     36.5        19.4         7.1         3.8
                                  ----------  ----------  ----------  ----------
                                     201.7       185.4        29.0        27.6
                                  ==========  ==========  ==========  ==========

Volumes at the Film Laboratories business were marginally stronger than in the first half last year, rising 0.9% to 2.3 billion feet of film processed. Major titles produced during the first half included Star Wars III - Revenge of the Sith, Mr and Mrs Smith, Sin City, and War of the Worlds. Operating profit was 5.1% higher than last year at GBP29.0m, as lower overall margins in film laboratories were more than offset by a significant rise in profits from Creative Services, which benefited from the impact of acquisitions made during the second half of last year and accounted for 24.5% of Deluxe Film's operating profit. Since the half year, volumes have remained strong. Major titles that have been produced since the half year include The Fantastic Four and Wedding Crashers, with Memoirs of a Geisha and The Legend of Zorro due for release later in the second half.

During the first half net Film contract advance payments of GBP53.0m were made; these payments mainly related to contracts won in prior years. These significant investments in securing major contracts have left Deluxe Film with one of the strongest contract advance positions in its history. Customers comprising 82% of 2004 volume are now under contract until at least the end of 2007.

Since the start of the year, Deluxe has acquired Fotofilm Madrid, a leading Spanish film laboratory, and extended the capacity of its Barcelona film laboratory. Deluxe also completed the acquisition of Film Treat, a film rejuvenation business based in Los Angeles and New York, at the start of the year. The acquisitions have not been presented separately in the income statement as they are not material to the Group results.

US HOLIDAYS

US Holidays' operating profit was GBP1.1m (2004 - GBP1.4m). The business generated net cash of GBP3.6m (2004 - GBP5.7m).

Central costs and other

                                                     2005                 2004*
                                                     GBPm                  GBPm

Central costs                                       (7.9)                 (6.0)
Other income                                           -                   0.5
                                            --------------        --------------
                                                    (7.9)                 (5.5)
                                            ==============        ==============

*excluding exceptional items

Central costs increased on 2004 due largely to increased compliance fees associated with the adoption of IFRS and compliance with the Sarbanes Oxley Act.

Associates and joint ventures - post tax

                                                     2005                 2004
                                                     GBPm                 GBPm

Hard Rock Hotel joint venture                        (0.7)                   -
Deluxe associate and joint venture                    0.6                  0.2
                                             --------------      ---------------
                                                     (0.1)                 0.2
                                             ==============      ===============

Financing charges

                                                         2005             2004
                                                         GBPm             GBPm

Interest payable and other charges                       22.4             24.9
Interest receivable                                      (2.9)            (7.1)
                                                 --------------  ---------------
Managed businesses' interest                             19.5             17.8

Foreign exchange on inter-company balances                9.3              1.4
Amortisation of equity component of convertible           1.5                -
bond                                             --------------  ---------------
                                                         30.3             19.2
                                                 ==============  ===============

Taxation

The effective tax rate on adjusted group profit is 26.6% (2004 - 26.3%) and post foreign exchange on inter-company balances and amortisation of the convertible bond the rate is 32.4%. The rate has benefited from the availability of overseas tax losses.

Dividend

An interim dividend of 5.0p per Ordinary share (2004 - 4.8p) will be paid on 14 October 2005 to those shareholders on the register on 16 September 2005.

Exchange rates

The net translation effect of changes in average exchange rates between 2004 and 2005 was to decrease revenue by GBP1.6m and operating profit by GBP0.7m. The average rates and the impact on divisional results are shown below:

                                            Average
                                         exchange rate        Impact on H1 2005
                                         2005     2004       Revenue   Operating
                                                                          profit
                                                              GBPm          GBPm

US dollar                                1.86     1.82        (4.0)       (0.7)
Canadian dollar                          2.27     2.36         2.3           -
Euro                                     1.46     1.46         0.1           -
                                                          ----------  ----------
                                                              (1.6)       (0.7)
                                                          ==========  ==========

Gaming                                                           -           -
Hard Rock                                                     (1.5)       (0.3)
Deluxe Film                                                    0.2        (0.4)
US Holidays                                                   (0.3)          -
                                                          ----------  ----------
                                                              (1.6)       (0.7)
                                                          ----------  ----------
Managed businesses' interest                                               0.2
                                                                      ----------
Net impact on adjusted profit
before tax                                                                (0.5)
                                                                      ----------

Discontinued operations

Deluxe Media Services (DMS) is classified as a business held for sale. As a result, DMS is reported as a discontinued operation. The results of DMS are analysed below.

                                                                   Analysis of
                                                                  discontinued
                                                                    operations
                                                        2005              2004
Operating (loss) profit before exceptional items        GBPm              GBPm

Video duplication                                     (2.1)               (4.3)
DVD/CD replication                                    (6.9)               (5.2)
Distribution services                                 (3.4)                0.4
                                                  ----------          ----------
                                                     (12.4)               (9.1)
Exceptional items                                    (13.2)              (27.9)
                                                  ----------          ----------
Operating loss                                       (25.6)              (37.0)
Net finance costs                                     (0.8)               (0.2)
                                                  ----------          ----------
Loss before tax                                      (26.4)              (37.2)
Tax                                                   (9.2)                3.0
                                                  ----------          ----------
Loss after tax                                       (35.6)              (34.2)
                                                  ==========          ==========

Exceptional items

                                                      2005                2004
                                                      GBPm                GBPm

DMS restructuring                                    (13.2)              (27.9)
Loss on disposal                                         -                (4.1)
                                                  ----------          ----------
                                                     (13.2)              (32.0)

Tax on exceptional items                               0.7                 0.4
                                                  ----------          ----------
                                                     (12.5)              (31.6)
                                                  ==========          ==========

The exceptional charge in 2005 relates to Deluxe Media Services. These charges mainly relate to the closure of VHS manufacturing operations in the UK, Spain, Sweden and the US, and the closure of the German business. The exceptional charge of GBP13.2m comprises redundancy and other staff costs of GBP7.6m, asset impairments of GBP3.6m, onerous leases of GBP1.6m and other costs of GBP0.4m.

Prior year exceptional items also mainly relate to Deluxe Media Services, which in the first half of 2004 was informed by a major studio that it would be transferring its business to another supplier. An exceptional charge of GBP23.9m, comprising an impairment charge of GBP18.8m, onerous lease provisions of GBP3.8m and other costs of GBP1.3m, was recorded. An exceptional charge of GBP4.0 relating to a Deluxe Media Services restructuring programme begun in 2003 was also incurred in the first half of 2004. A GBP4.1m exceptional loss was also recognised principally on the disposal of the Rank Leisure Machine Services business at the start of 2004.

Cash flow

                                                           2005           2004
                                                           GBPm           GBPm
Cash flow from operating activities
Before Deluxe contract advances                            85.8           91.6
Deluxe contract advances, net of repayments               (50.9)          17.9
                                                       ----------     ----------
                                                           34.9          109.5
Capital expenditure                                       (30.6)         (55.3)
Fixed asset disposals                                       1.0            0.6
                                                       ----------     ----------
Operating cash flow                                         5.3           54.8
Acquisitions and investments                              (21.0)         (14.9)
Disposals & refinancing proceeds                           18.1           29.9
                                                       ----------     ----------
                                                            2.4           69.8
Interest, tax and dividend payments                       (81.1)         (57.4)
                                                       ----------     ----------
Cash (outflow) inflow                                     (78.7)          12.4
                                                       ==========     ==========


Cash inflow from operating activities was GBP74.6m lower than 2004. This is largely due to a net outflow of GBP50.9m in respect of contract advances in Deluxe.

Capital expenditure was GBP30.6m and is analysed below:

                                               2005                      2004
                                               GBPm                      GBPm

Gaming                                          7.5                      29.6
Hard Rock                                       6.3                       5.8
Deluxe Film                                    12.6                       5.3
US Holidays                                     0.3                       0.9
                                           ----------                ----------
                                               26.7                      41.6
Deluxe Media                                    3.9                      13.7
                                           ----------                ----------
                                               30.6                      55.3
                                           ==========                ==========

Acquisitions and investments principally relate to cash paid to acquire Fotofilm and Film Treat and deferred consideration on the prior period acquisitions of Ritek, ETS, Disctronics, and Capital FX. Refinancing proceeds within cash flow relate to GBP18.1m received on refinancing the hotel joint venture in Orlando.

The Group has incurred GBP13m of transaction costs up to June 2005, relating to the planned separation of Deluxe Film and Deluxe Media. These have been carried as deferred costs on the balance sheet.

Interest, tax and dividends are GBP23.7m higher than 2004, largely reflecting a net tax outflow of GBP2.3m compared with a net tax inflow of GBP17.4m in the same period last year.

Net debt

Net debt at 30 June 2004 was GBP736.9m compared to GBP696.8m at the time of last year's interim report and GBP637.7m as at 31 December 2004. The increase is due principally to contract advances at Deluxe Film and foreign exchange translation of US debt as a consequence of a stronger US dollar.

GROUP INCOME STATEMENT - INTERIM (unaudited)

                                  2005                            2004
                     Before                          Before
                Exceptional Exceptional         Exceptional Exceptional
                      Items       Items  Total        Items       Items  Total
                       GBPm        GBPm   GBPm         GBPm        GBPm   GBPm
                   --------    -------- --------   --------    -------- -------
Continuing operations


Revenue             870.5           -    870.5      757.7           -    757.7

Cost of sales      (689.7)          -   (689.7)    (588.8)          -   (588.8)
                   --------    -------- --------   --------    -------- --------
Gross profit        180.8           -    180.8      168.9           -    168.9
Other
operating costs     (45.2)          -    (45.2)     (39.9)          -    (39.9)
Other
operating income      5.1           -      5.1        4.7           -      4.7
General and
administration      (50.1)          -    (50.1)     (43.7)          -    (43.7)
Exceptional
items - Loss on
disposal of             -           -        -          -        (4.1)    (4.1)
business
                   --------    -------- --------   --------    -------- --------
Operating profit     90.6           -     90.6       90.0        (4.1)    85.9

Net finance costs   (21.0)          -    (21.0)     (17.8)          -    (17.8)
Foreign exchange
loss on inter-
company loans        (9.3)          -     (9.3)      (1.4)          -     (1.4)

Share of post
tax (losses)
profits in
associates and
joint ventures       (0.1)          -     (0.1)       0.2           -      0.2
                   --------    -------- --------   --------    -------- --------
Profit (loss)
before tax           60.2           -     60.2       71.0        (4.1)    66.9

Taxation (note 3)   (19.5)          -    (19.5)     (13.7)          -    (13.7)
                   --------    -------- --------   --------    -------- --------
Profit (loss)
for the period
from continuing      40.7           -     40.7       57.3        (4.1)    53.2
operations

Discontinued operations
Operations held
for sale (note 2)   (23.1)      (12.5)   (35.6)      (6.7)      (27.5)   (34.2)
                   --------    -------- --------   --------    -------- --------
Profit (loss)
for the period       17.6       (12.5)     5.1       50.6       (31.6)    19.0
                   ========    ======== ========   ========    ======== ========

Profit (loss)
attributable
to minority           0.6           -      0.6        0.1        (0.5)    (0.4)
interest

Profit (loss)
attributable
to equity            17.0       (12.5)     4.5       50.5       (31.1)    19.4
shareholders
                   --------    -------- --------   --------    -------- --------
                     17.6       (12.5)      5.1       50.6       (31.6)    19.0
                   ========    ======== ========   ========    ======== ========

Basic earnings
per share                                   0.7p                            3.2p

Diluted earnings                            0.7p                            3.3p
per share

Further earnings per share information is provided in Note 5

GROUP INCOME STATEMENT (unaudited)

                                       6 months to   6 months to      Year to
                                           30.6.05       30.6.04     31.12.04
                                              GBPm          GBPm         GBPm
Continuing operations

Revenue                                      870.5         757.7      1,568.2

Cost of sales                               (689.7)       (588.8)    (1,187.5)
                                          ----------   -----------    ---------
Gross profit                                 180.8         168.9        380.7

Other operating costs                        (45.2)        (39.9)       (90.3)
Other operating income                         5.1           4.7          8.1
General and administration                   (50.1)        (43.7)      (102.6)
Operating exceptional costs                      -          (4.1)       (41.5)
                                          ----------   -----------    ---------
Operating profit                              90.6          85.9        154.4

Net finance costs                            (21.0)        (17.8)       (39.9)
Foreign exchange (loss) gain on
inter-company loans                           (9.3)         (1.4)        11.4
                                          ----------   -----------    ---------
Total finance costs                          (30.3)        (19.2)       (28.5)

Share of post tax (losses) profits in         (0.1)          0.2            -
associates and joint ventures

Profit before tax                             60.2          66.9        125.9

Taxation (note 3)                            (19.5)        (13.7)       (22.1)
                                          ----------   -----------    ---------
Profit after tax                              40.7          53.2        103.8

Operations held for sale (note 2)            (35.6)        (34.2)      (118.1)

                                          ----------   -----------    ---------
Profit (loss) for the period                   5.1          19.0        (14.3)
                                          ==========   ===========    =========

Basic earnings (loss) per share                0.7p          3.2p        (2.5)p

Diluted earnings (loss) per share              0.7p          3.3p        (1.7)p

Further earnings per share information is provided in Note 5.

GROUP BALANCE SHEET (unaudited)

                                     30.6.05           30.6.04        31.12.04
                                        GBPm              GBPm            GBPm

Non-current assets
Intangible assets                      259.1             248.8           252.3
Tangible assets                        580.7             633.0           577.1
Investments                             52.5              55.2            55.3
Other receivables                      228.4             202.7           293.3
                                    ----------       -----------       ---------
                                     1,120.7           1,139.7         1,178.0
                                    ----------       -----------       ---------

Current assets
Inventories                             62.3              62.4            51.7
Trade and other receivables            303.6             494.6           232.1
Cash and deposits                      114.9             117.0            75.6
Assets held for sale                   122.3                 -           174.0
                                    ----------       -----------       ---------
                                       603.1             674.0           533.4

Current liabilities
Loan capital and borrowings            (32.2)           (245.2)          (19.8)
Trade and other payables              (207.7)           (365.8)         (271.2)
Current tax liabilities                    -             (38.9)           (9.5)
Liabilities held for sale              (98.6)                -          (142.8)
                                    ----------       -----------       ---------
                                      (338.5)           (649.9)         (443.3)

Net current assets                     264.6              24.1            90.1
                                    ----------       -----------       ---------

Non-current liabilities
Loan capital and borrowings           (820.1)           (568.6)         (692.1)
Other non-current liabilities         (164.8)            (99.7)         (139.6)
Provisions                             (31.9)            (45.5)          (36.4)
                                    ----------       -----------       ---------
                                    (1,016.8)           (713.8)         (868.1)
                                    ==========       ===========       =========
Net assets                             368.5             450.0           400.0
                                    ==========       ===========       =========

Shareholders' equity
Called up share capital                 62.5              60.1            62.4
Share premium account                   90.0              25.9            88.3
Other reserves                         206.0             349.0           240.6
                                    ----------       -----------       ---------
Shareholders' funds                    358.5             435.0           391.3
Equity minority interests               10.0              15.0             8.7
                                    ----------       -----------       ---------
                                       368.5             450.0           400.0
                                    ==========       ===========       =========

GROUP CASH FLOW (unaudited)

                                                6 months    6 months    Year to
                                              to 30.6.05  to 30.6.04   31.12.04

                                                  GBPm        GBPm        GBPm

Cash flows from operating activities (note 4)

Cash generated from operations                    34.9       109.5       263.3
Interest paid                                    (17.5)      (18.6)      (44.2)
Income tax (paid) received                        (2.3)       17.4        11.9
                                              ----------  ----------   ---------
Net cash from operating activities                15.1       108.3       231.0

Cash flows from investing activities

Acquisition of subsidiaries                      (17.9)      (14.7)      (70.5)
Purchase of property, plant and equipment        (30.6)      (55.3)     (115.6)
Proceeds from sale of property, plant and
equipment                                          1.0         0.6         7.4
Net cash acquired on acquisition of
subsidiaries                                       1.0        (0.4)        0.9
Investments in associates and joint
ventures                                          (4.1)       (0.2)       (5.1)
Sale of businesses (net of cash disposed)            -        30.3        29.9
Purchase of investments                              -           -        (0.1)
Capital distribution from trade asset
investment                                        18.1           -           -
                                              ----------  ----------   ---------
Net cash used in investing activities            (32.5)      (39.7)     (153.1)

Cash flows from financing activities

Dividends paid to Company shareholders           (61.2)      (55.5)      (84.5)
Dividends paid to minority interests              (0.1)       (0.6)       (1.9)
Issue (redemption) of share capital                1.8         1.9         2.8
Net draw down of debt                            113.0       (56.2)      (69.0)
Finance lease principal payments                  (2.5)       (3.5)       (5.1)
                                              ----------  ----------   ---------
Net cash used in financing activities             51.0      (113.9)     (157.7)
                                              ----------  ----------   ---------
Net increase (decrease) in cash and cash
equivalents                                       33.6       (45.3)      (79.8)

Cash and cash equivalents at beginning of
period                                            65.5       146.5       146.5
Exchange gains (losses) on cash                    0.1        (3.5)       (1.2)
                                              ----------  ----------   ---------
Cash and cash equivalents at end of
period                                            99.2        97.7        65.5
                                              ==========  ==========   =========

STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                             6 months      6 months     Year to
                                           to 30.6.05    to 30.6.04    31.12.04
                                               GBPm          GBPm         GBPm

Profit (loss) for the financial period          5.1          19.0        (14.3)
Currency translation differences on
foreign currency net investments               12.5           6.8        (21.2)
Actuarial (loss) gain on defined benefit
pension scheme                                (22.7)         29.0         29.6
Movement on deferred tax relating to
defined benefit pension scheme                  6.8          (8.9)        (8.6)
Revaluation of available for sale
securities                                      7.4             -            -
                                           ----------   -----------    ---------
Total recognised gains and losses for
period                                          9.1          45.9        (14.5)
                                           ==========   ===========    =========

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                              6 months      6 months     Year to
                                            to 30.6.05    to 30.6.04    31.12.04
                                                GBPm          GBPm        GBPm

Profit (loss) attributable to equity
shareholders                                     4.5          19.4       (15.0)
Dividends                                      (61.2)        (55.5)      (84.5)
Credit in respect of employee share
schemes                                          1.9           1.5         2.5
Other recognised gains and losses (net)          4.0          26.9        (0.2)
Adjustment to purchase price on
acquisition (goodwill)                             -             -       (18.8)
New share capital subscribed                     1.8           9.0        73.6
                                            ----------   -----------   ---------
Net movement in shareholders' equity           (49.0)          1.3       (42.4)

Opening shareholders' equity as
previously stated                              391.3         433.7       433.7

Adoption of Financial Instruments IAS
32/39                                           16.2             -           -
                                            ----------   -----------   ---------
Opening shareholders' equity  as
restated                                       407.5         433.7       433.7
                                            ----------   -----------   ---------
Closing shareholders' equity                   358.5         435.0       391.3
                                            ==========   ===========   =========

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

1.      Accounting policies

The Group adopted International Financial Reporting Standards (IFRS) on 1 January 2005. The principal accounting policies adopted under IFRS and applied in the preparation of the interim financial statements are available on the Group's website, www.rank.com.

For the year ended 31 December 2005, the Group is required to prepare its annual financial statements in accordance with accounting standards adopted for use in the European Union ("EU"). As such those financial statements will take account of the requirements and options in IFRS 1 "First-time adoption of International Financial Reporting Standards" as they relate to the 2004 comparatives included therein.

Certain requirements and options in IFRS 1 relating to comparative financial information presented on first-time adoption may result in a different application of accounting policies in the 2004 financial information to that which would apply if the 2004 financial statements were the first financial statements the Group prepared in accordance with IFRS. The financial statements are based on the IFRS expected to be applicable at 31 December 2005 and the interpretations of those standards. The IFRS and IFRIC interpretations that will be applicable at 31 December 2005 are not known with certainty. These financial statements are based on management's understanding of issued standards and interpretations and current facts and circumstances, which may change. For example, amended or additional standards or interpretations may be issued by the IASB. IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Due to a number of new and revised standards issued after December 2003 there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application of IFRS. Accordingly practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported for the year ended 31 December 2005 cannot be determined with certainty.

The accounting policies have been consistently applied to all periods presented, except those relating to the classification and measurement of financial instruments. As permitted by IFRS 1, the Group has not restated its 2004 comparatives to reflect IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement". The adoption of IAS 32 and 39 on 1 January 2005 increased shareholders' equity by GBP16.2m.

The Group has not adopted IAS 34 "Interim Financial Reporting" in these interim financial statements.

The financial information contained in this report has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the Registrar of Companies. The auditors opinion on these accounts was unqualified and does not contain a statement made under
Section 237(2) and Section 237(3) of the Companies Act 1985.

Reconciliations from UK GAAP to IFRS of the Group's net assets at 1 January 2004, 30 June 2004 and 31 December 2004, and of the Group's net profit or loss for the 6 months ended 30 June 2004 and year ended 31 December 2004, are also available on the Group's website.

In conjunction with the rest of the Gaming industry, the Group is continuing to assess the impact of IAS 32 and 39 on the Group's accounting policy for Gaming revenue recognition. Any changes to this policy will not materially impact operating profit.

2.      Discontinued operations

The Deluxe Media Services business meets the IFRS criteria required to be classified as a discontinued operation. As a result, Deluxe Media Services revenue is excluded from the income statement and the results of the business, including any associated exceptional costs, are recorded in a single line on a post-tax basis.

A breakdown of the results of discontinued operations is shown below.

                                       6 months        6 months         Year to
                                     to 30.6.05      to 30.6.04        31.12.04
                                         GBPm            GBPm            GBPm

Revenue                                 136.8           173.7           385.1
                                      =========       =========       =========

Operating (loss) profit before
exceptional items                       (12.4)           (9.1)            9.6
Exceptional operating costs             (13.2)          (27.9)         (127.0)
                                      ---------       ---------       ---------
Operating loss                          (25.6)          (37.0)         (117.4)
Net interest                             (0.8)           (0.2)            0.1
                                      ---------       ---------       ---------
Loss before tax                         (26.4)          (37.2)         (117.3)
Tax                                      (9.2)            3.0            (0.8)
                                      ---------       ---------       ---------
Net loss                                (35.6)          (34.2)         (118.1)
                                      ---------       ---------       ---------

Assets and liabilities relating to the discontinued operations are as follows.

                                                                       6 months
                                                                     to 30.6.05
                                                                            GBPm

Inventories                                                               10.5
Debtors                                                                  111.8
                                                                      ----------
Assets held for sale                                                     122.3

Creditors within one year                                                (85.2)
Provisions                                                               (13.4)
                                                                      ----------
Liabilities held for resale                                              (98.6)
                                                                      ----------
Net assets held for sale                                                  23.7
                                                                      ==========

Cash flows relating to the discontinued operations are as follows

                                         6 months       6 months       12 months
                                       to 30.6.05     to 30.6.04     to 31.12.04
                                           GBPm           GBPm            GBPm

Cash flow from operating activities         9.6           (7.5)           (8.8)
                                        =========      =========       =========

Cash flow from investing activities       (11.2)         (19.0)          (16.6)
                                        =========      =========       =========

Cash flow from financing activities           -              -               -
                                        =========      =========       =========

3.      Tax

The tax charge, including amounts disclosed within discontinued operations may be analysed as follows:

                                             6 months      6 months    12 months
                                          to 30.06.05   to 30.06.04  to 31.12.04
                                               GBPm          GBPm         GBPm
Rank subsidiaries - continuing
operations
    Adjusted profit                            18.9          19.1         41.2
    Foreign exchange on inter-company           0.6          (5.4)        (8.8)
    loans
    Amortisation of equity component of           -             -            -
    convertible bond
                                            ---------    ----------    ---------

Charge for continuing operations               19.5          13.7         32.4

Discontinued operations                         9.9          (2.6)         2.7
                                            ---------    ----------    ---------
Total
pre-exceptional tax charge                     29.4          11.1         35.5
                                            =========    ==========    =========
Exceptional tax credit                         (0.7)         (0.4)       (12.2)
                                            =========    ==========    =========

Taxation has been provided at an estimated effective rate of 26.6% on adjusted profit (2004 full year - 26.3%).

4.      Reconciliation of operating profit to cash flow

                                               6 months    6 months     Year to
                                             to 30.6.05  to 30.6.04    31.12.04
                                                 GBPm        GBPm        GBPm

Operating profit                                 90.6        85.9       154.4
DMS operating loss                              (25.6)      (37.0)     (117.4)
Exceptional operating costs charged              13.2        32.5       168.7
Cash payments in respect of exceptional          (7.8)      (14.4)      (29.4)
items and provisions
Depreciation and amortisation                    34.6        36.1        73.7
Contract advance payments (net of               (50.9)       17.9        17.8
amortisation)
Increase in working capital                     (22.1)      (16.0)      (11.4)
Other items                                       2.9         4.5         6.9
                                              ---------  ----------   ---------
Net cash inflow from operating activities        34.9       109.5       263.3
                                              ---------  ----------   ---------

5.      Earnings per share
                                                6 months    6 months    Year to
                                              to 30.6.05  to 30.6.04   31.12.04

Basic earnings (loss) per share
    before exceptional items                       2.7p        8.5p       25.3p
    after exceptional items                        0.7p        3.2p       -2.5p

Basic earnings per share - continuing
operations
    before exceptional items                       6.4p        9.6p       24.1p
    after exceptional items                        6.4p        9.0p       17.2p

Basic earnings (loss) per share -
discontinued operations
    before exceptional items                      -3.7p       -1.1p        1.2p
    after exceptional items                       -5.7p       -5.7p      -19.7p

Diluted earnings (loss) per share
    before exceptional items                       2.7p        8.0p       24.1p
    after exceptional items                        0.7p        3.3p       -1.7p

Diluted earnings per share - continuing
operations
    before exceptional items                       6.4p        9.0p       23.0p
    after exceptional items                        6.4p        8.5p       16.6p

Diluted earnings (loss) per share -
discontinued operations
    before exceptional items                      -3.7p       -1.0p        1.1p
    after exceptional items                       -5.7p       -5.1p      -18.3p

Basic adjusted earnings per
share - continuing
operations                                         8.2p        9.0p       18.8p


The weighted average number of shares used in the calculation of basic earnings
(loss) per share is 623.8m (2004 first half: 595.9m, full year: 598.7m). For diluted earnings (loss) per share the weighted average number of shares used in the calculation is 625.3m (2004 first half: 666.0m, full year: 645.7m).

6.      Adjusted net profit

Adjusted net profit is derived as follows:

                                        6 months       6 months         6 months
                                      to 30.6.05     to 30.6.04      to 31.12.04
                                          GBPm           GBPm             GBPm

Net profit attributable to equity
shareholders                               4.5           19.4            (15.0)

Discontinued operations                   35.6           34.2            118.1

Exceptional items                            -            4.1             41.5

Foreign currency losses (gains) on
inter-company balances                     9.3            1.4            (11.4)

Interest on convertible bond               1.5              -                -

Tax on adjusted items                      0.5           (5.4)           (20.7)
                                       ---------      ---------        ---------
Adjusted net profit                       51.4           53.7            112.5
                                       =========      =========        =========

7.      Exchange rates

The US$/GBP exchange rates for the relevant accounting periods are:

US$/GBP                      6 months              6 months              6 months
                         to 30.6.05            to 30.6.04              31.12.04
Average                      1.86                  1.82                  1.84
Period-end                   1.79                  1.81                  1.92

8.      Borrowings to net debt reconciliation

Under IFRS, accrued interest is classified as borrowings. In addition, net debt which is part of the assets and liabilities held for sale is disclosed separately. A reconciliation of net borrowings disclosed in the balance sheet to the Group's net debt position is provided below:

                                          6 months       6 months        Year to
                                        to 30.6.05     to 30.6.04     31.12.04
                                            GBPm           GBPm           GBPm

Borrowings, net of cash                   (737.4)        (696.8)        (636.3)

Amounts disclosed within Deluxe Media
Services                                   (11.9)             -           (1.4)

Accrued interest                            12.4              -              -
                                        ----------      ---------     ----------
Net debt                                  (736.9)        (696.8)        (637.7)
                                        ==========      =========     ==========


Independent review report to The Rank Group Plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises consolidated interim balance sheet as at 30 June 2005 and the related consolidated interim statements of income, cash flows, statement of recognised income and expenses and changes in shareholders' equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out on the Group's website, www.rank.com.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained on the Group's website, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.


PricewaterhouseCoopers LLP
London
2 September 2005




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  02 September 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary